Exhibit 99.32

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY Solaris Resources Inc. (“Solaris” or the “Company”) Suite 555 -999 Canada Place Vancouver, BC V6C 3E1
2.	DATE OF MATERIAL CHANGE June 14, 2023
3.	NEWS RELEASE News release dated June 14, 2023, was disseminated through the facilities of Newswire and filed on SEDAR.
4.

SUMMARY OF MATERIAL CHANGE

The Company announced the discovery of a significant new porphyry deposit in the first reconnaissance drill hole at the Patrimonio target, southwest of Warintza Central. Patrimonio represents the sixth porphyry deposit discovered on the Warintza Project (“Warintza” or the “Project”) in southeastern Ecuador.

5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced the discovery of a significant new porphyry deposit in the first reconnaissance drill hole at the Patrimonio target, southwest of Warintza Central. Patrimonio represents the sixth porphyry deposit discovered on the Project in southeastern Ecuador. Highlights are listed below, with corresponding images in Figures 1-2.

The Patrimonio target was identified as part of a program of reconnaissance mapping and sampling in an area southwest of Warintza Central (see press release dated April 11, 2023). The first reconnaissance drill hole into this target has now been completed with visual results from SLSP-01 confirming the discovery of a significant new porphyry deposit, mineralized with high concentrations of chalcopyrite, molybdenite and pyrite from surface to the end of the hole.

Figure 1 – Core Photos from SLSP-01 drilled at the Patrimonio target

●	Patrimonio represents the sixth major discovery within the Warintza porphyry cluster, after the original Warintza Central deposit discovered by the late David Lowell in 2000, and Solaris discoveries at Warintza West (February 2021), Warintza East (July 2021), Warintza South (January 2022), most recently Warintza Southeast (May 2023) and now Patrimonio

●	Patrimonio is defined by an elongated north-south molybdenum anomaly measuring 1.5km x 0.5km enveloped by a copper anomaly extending west, with outcropping porphyry displaying pervasive potassic alteration and stockwork veining, located on the western side of an interpreted major north-south fault adjacent to Warintza Central

●	SLSP-01 is the first reconnaissance hole to test the Patrimonio target and was drilled northwest to the maximum depth capacity of the KD-200 rig. The hole intersected stockwork veining and disseminated sulphide mineralization in intrusive and volcanic rocks from surface to the end of hole at 310m where the zone remains open

●	Sulphide minerals at Patrimonio include pyrite, chalcopyrite and molybdenite with total sulphide abundances up to 10%, as much as two-times higher than previously logged at Warintza Central

●	First assays from SLSP-01 are expected within four to six weeks. Follow-up drill holes SLSP-02, drilled southwest from the same platform, and SLSP-03, a northeast step-out testing the potential contact area between Patrimonio and Warintza Central, are already underway

●	Preliminary interpretation places SLSP-01 in the high-temperature core of a sulphide-rich copper porphyry at Patrimonio, with follow-up drilling underway expected to aid in defining the architecture of the system and its relationship to Warintza Central

●	The reader should be cautioned that only assay results from a laboratory can confirm whether concentrations of metals are present and, as such, visual core characterization presented herein should be viewed as speculative in nature

Figure 2 – Plan View of Warintza Porphyry Cluster and Patrimonio Drilling

Table 1 - Collar Location

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLSP-01	799430	9647634	1519	310	315	-60

Notes to table: The coordinates are in WGS84 17S Datum.

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Details on the surface sampling conducted at the Project are set out in the technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and available on the Company’s SEDAR profile and website. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

Qualified Person

The scientific and technical content of this material change report has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION Not applicable.
8.	EXECUTIVE OFFICERS Tom Ladner, VP Legal, (604) 638-1470
9.	DATE OF REPORT June 14, 2023

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